Mail Stop 4561

May 7, 2008

Allen T. Sterling
President and Chief Executive Officer
Auburn Bancorp, Inc.
256 Court Street, P.O. Box 3157
Auburn, Maine  04212

**RE: Auburn Bancorp, Inc.**
    **Form S-1, amendment number 1, filed April 29, 2008**
    **File Number 333-149723**

Dear Mr. Sterling:

        We have reviewed the above referenced, amended Form S-1 and have the
following comments.  Where we have indicated, we think you should revise your
document in response to these comments.   If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary.   Please
be as detailed as necessary in your explanation.  In some of our comments, we may ask
you to provide us with information so we may better understand your disclosure.  After
reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the
applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects.  We welcome any questions you
may have about our comments or any other aspect of our review.  Feel free to call us at
the telephone numbers listed at the end of this letter.


Recent Developments
Comparison of Operating Results for the Three Months Ended March 31, 2008 and
March 31, 2007, pages 28-29


   1. Please revise the discussion related to the provision for loan losses to be consistent
      with the financial information provided.

Material Income Tax Consequences, page 110

2. We note Nutter's dependence upon managements' conclusion as to fair market value, disclosed at the end of the first paragraph. This appears to be outside the capacity of management to determine. Also, on page 125 there is no disclosure of this conclusion in the text about management's determination of the offering price. Please revise or advise.

Exhibits and Financial Statement Schedules, page 140

3. Please revise the reference to Item 8.1 to indicate that the actual opinion has been filed as an exhibit, not a form of the opinion.

Exhibit 8.1

4. You may limit your opinion as to scope but not as to persons entitled to rely on it. Please revise the last sentence of the second paragraph on page 5 to reflect this situation.

\* \* \* \* \*

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any accounting questions please contact Chris Harley at 202-551-3695, or John Nolan, Accounting Branch Chief, at 202-551-3492. Any other questions should be directed to David Lyon at 202-551-3421 or me at 202-551-3464.

Sincerely,

Kathryn McHale

By FAX: MichelleL.Basil
        Fax number 617-310-9477